AMENDMENT TO THE
                                REVISED BYLAWS OF
                            ALEXANDER & BALDWIN, INC.

         The Revised Bylaws of Alexander & Baldwin, Inc., as amended effective February 22, 2001 and as thereafter amended (the "Bylaws") be, are hereby amended effective January 25, 2007, as follows:

         Article III, Section 1 of the Bylaws, "Number and Term of Office," is amended by deleting from the second paragraph thereof that portion of such paragraph starting with the words "; provided, however" through the end of such paragraph, so that such paragraph shall read in its entirety as follows:

         "No person shall be elected as a director at any annual meeting or special meeting who has achieved the age of seventy-two years prior to such annual or special meeting."